June 17, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

RE:         REM Business Solutions, Inc.
Registration Statement on Form S-1/A
Filed June 1, 2009
File No. 333-158529

Dear Mr. Spirgel:

The following are our responses to your comment letter of June 10, 2009.

General

1.           We note your Articles of Incorporation identifies the company as REM Business Solutions, Inc.; however the prospectus refers to the company as REM Business Consulting Solutions, Inc.   Please revise to use the company’s legal name.

Prospectus has been revised to reflect REM Business Solutions, Inc.

2.           We note your response to Comment One in our letter dated May 1, 2009.  Your response did not provide any analysis as to why your company should not be considered a blank check company as defined by Rule 419.   If you believe you are a blank check company please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.  We note your disclosure to page nine that your business strategy is dependent upon your ability to grow by acquiring future complementary businesses.

The Company is not a blank check company.   While its ability to merge, acquire or form relationships with other Companies will affect its rate of growth, it has its own operational business plan to pursue which is not wholly dependent upon acquisition.  The business plan as laid out in the prospectus is self sufficient even if no other businesses are acquired—growth would merely be slower.  The Company intends to follow through with the business plan as laid out in the prospectus.   Therefore since the Company has a specific business plan which is not dependent upon later acquisition or mergers, the company is not a blank check under Rule 419.  The disclosure on page 9 has been revised.

The fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus and disclosure that management and shareholders have not entered into any agreement nor is there any current intent to do so to merge or acquire another existing business other than one which would speed the implementation of its current business plan.

3.           We note your response to Comment Three stating that Mr. David Monroe is no longer an officer and director of the company and has sold his shares to Mr. Carl E. Wolters, and thus not a promoter of the company.    It is unclear based on your response as to why Mr. Monroe is not a promoter.  Tell us why Mr. Monroe should not be considered a “promoter” of the company, as that term is defined in Rule 405 of Regulation C.  We note that Mr. Monroe was the founder of the company and is listed as the incorporator in the Articles of Incorporation.   We also note Mr. Monroe’s continuing relationship with the company (e.g. executive, administrative and operating offices of the company are located at Mr. Monroe’s office and are provided to the company at no charge).  It appears that Mr. Monroe should be deemed a promoter of the company, so please revise your disclosure to reflect Mr. Monroe as a promoter of the company and include the information required by Item 401 of Regulation S-K.

Mr. Monroe has been disclosed as the initial promoter of the company and that he remains a promoter as defined in Rule 405 of Regulation C.    The offices of the company have been moved and the disclosure revised to reflect this.

Prospectus Cover Page

4.           Please revise the table to show the offering information based on the total minimum and total maximum amount of the offering.  Refer to Item 501(b)(3) of Regulation S-K.

Revised to show Mini-Maxi.

Prospectus Summary, page 6

5.           We note the disclosure, “REM offers a list of services for business owners to choose from, depending on their particular business needs.”  This disclosure incorrectly implies that you possess current operations.  Please correct.

Corrected to disclose that REM “will” offer such services.

Our Sole Officer and Director does not have prior experience in financial accounting, page 11

6.           We note your reference to Mr. Wolters as a career accountant with minimal experience in financial accounting.   Please clarify what his area of expertise is (e.g. tax accounting?).

Mr. Wolters expertise is in tax accounting which has been a large percentage of his business over the years.

Risk Factors, page 8

We note that you have deleted your risk factor disclosure state that your success will depend entirely on the ability and resources of Mr. Monroe, your sole officer and director, and if you lost the services or financial support of Mr. Monroe, you would cease operations.  Please advise given the recent transaction on May 22, 2009, between Mr. Monroe and Mr. Wolters.

Risk factor added to reflect Mr. Wolters as the sole officer and director.  The future consulting services of Mr. Monroe or loss of such services will not cause the company to cease operations.

Use of Proceeds, page 14

8.           We note your response to Comment Seven stating that additional detail was added to the Use of Proceeds section.  However, it is unclear what disclosure was added other than two additional line items in the table.  Thus, please revise the disclosure following the table to coincide with the disclosure in the table.   We note your disclosure on page twenty-two describing a detailed breakdown of the costs of developing your websites is set forth in the Use of Proceeds section.   In addition, disclose the principal business reasons for this offering. Refer to Item 504 of Regulation S-K.

Additional detail and disclosure added.

Dilution of the Price Paid for Shares, page 14

9.           Revise the table on page fifteen to reflect that 14 million shares held by existing shareholders are outstanding before the offering.

Revised.

Plan of Distribution; Terms of the Offering, page 15

10.           We note your response to Comment Ten.  Please advise how Mr. Wolters will determine the sophistication and experience of the investors willing to purchase your common shares being offered.

An investor questionnaire will be utilized a copy of which is attached.

Business, page 19

11.           Please explain the involvement of Mr. Monroe in the company after the sale of his common shares to Mr. Wolters on May 22, 2009.  Clarify whether Mr. Monroe will provide consulting or management services to the company.   If so, provide the appropriate disclosure related to the services rendered.

Mr. Monroe may provide consulting services to the company if needed.  Mr. Monroe will not provide management services.  Additional disclosure added.

12.           The disclosure added in response to Comment Twelve does not explain your current and immediate activities according to the requirements of Item 101 of Regulation S-K.  Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations.  Please revise.

Revised for additional disclosure.

13.           Please revise this section to describe what experience and skills Mr. Wolters has related to operating a business consulting company.  We note your disclosure addressing the experience Mr. Monroe has in business planning and consulting.  In addition, we note the disclosure that Mr. Wolters is a lifetime accountant.

Revised to disclose Mr. Wolters experience in business as an accountant.  Mr. Wolters time as an accountant has provided exposure to a number of business situations in addition to his informal consultation regarding a wide range of business areas and situations with his clients over the years.

Facilities, page 21

14.           Clarify whether Mr. Monroe still provides the available space to the company rent free located at 1445 E. Rochelle #34, Las Vegas, NV 89119 given the recent address change of the company.   We note the disclosure on page twenty-eight under related party transactions.

Revised to show the new address.

Management’s Discussion and Analysis or Plan of Operation, page 21

15.           We note your response to Comment Sixteen stating you deleted references to the subscription website. Clarify your response with the disclosure on page twenty-three discussing attracting customers to your subscription website.   Please advise or revise to explain the relevance of the subscription website to your business model.

Revised for consistency to reflect that our website is not subscription based.

Market for Common Equity, page 26

16.           Please revise your disclosure to reflect the Commission’s current address: 100 F. St. N.E., Washington D.C. 20549.

Revised.

Certain Relationships and Related Transactions, page 28.

17.           Pursuant to the disclosure requirements of Item 701 of Regulation S-K, revise this section to describe fully the circumstances surrounding the May 22, 2009, transaction between Mr. Monroe and Mr. Wolters.  Specifically, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  Discuss the business reasons for the transaction and the consideration paid for the shares.

The shares were exchanged under Section 4(1) of the Securities Act of 1933.  Mr. Monroe sold all his stock (12,000,000 million shares of common stock) in exchange for $12,000 of accounting services from Mr. Wolters. Mr. Wolters had full information regarding the company and no commissions were paid on the sale.  Mr. Monroe sold his shares to help concentrate his time and efforts more fully on other matters.

Financial Statements, Page F-1

18.           Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Updated Financials attached.

Balance Sheet, page F-4

19.           Please label your balance sheet with appropriate financial currency signs.

Appropriate currency signs attached.

Very truly yours,

/s/ Karl Wolters

Karl Wolters, President
REM Business Solutions, Inc.